EXHIBIT 4.3

March 15, 2004

Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549

Re: Brookfield Homes Corporation

Ladies and Gentlemen:

In accordance with Item 601(b)(4)(iii) of Regulation S-K, Brookfield Homes Corporation (the “Registrant”) has not filed herewith any instrument with respect to long-term debt not being registered where the total number of securities authorized thereunder does not exceed ten percent (10%) of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant hereby agrees to furnish a copy of any such agreement to the Securities and Exchange Commission upon request.

Sincerely,

BROOKFIELD HOMES CORPORATION

/s/ IAN G. COCKWELL

Ian G. Cockwell
President and Chief Executive Officer